UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[x]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[ ]	Form 10-Q
[ ]	Form 10-D	[ ]	Form N-SAR	[ ]	Form N-CSR

For the period ended April 30, 2018.

[ ]	Transition Report on Form 10-K.
[ ]	Transition Report on Form 20-F.
[ ]	Transition Report on Form 11-K.
[ ]	Transition Report on Form 10-Q.
[ ]	Transition Report on Form N-SAR for the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

STAR GOLD CORP.

Full Name of Registrant

000-52711

SEC FILE NUMBER

611 E. Sherman Avenue

Coeur d’Alene, ID 83814

Address of principal executive office, including zip code

PART II - RULES 12B-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate) [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-Q, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Form 10-K for the period ended April 30, 2018, could not be filed within the prescribed time period due to additional time required to prepare and complete such document.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

Kelly J. Stopher
(208) 664-5066

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes	[X]	No	[ ]

3.

Is it anticipated that any significant change in results of operations from the corresponding period will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes	[ ]	No	[X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Star Gold Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized, on this 30th day of July, 2018.

STAR GOLD CORP.

BY:	/s/ Kelly J. Stopher
Kelly J. Stopher
Chief Financial Officer